UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                 SCHEDULE TO-I/A
                                SCHEDULE 13E-3/A

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                               DYNEX CAPITAL, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          DYNEX CAPITAL, INC. (OFFEROR)
                             (NAME OF FILING PERSON
            (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

               SERIES A PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES B PREFERRED STOCK, PAR VALUE $0.01 PER SHARE SERIES C PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  (26817Q 20 9)
                   (CUSIP NUMBER OF SERIES A PREFERRED STOCK)
                                  (26817Q 30 8)
                   (CUSIP NUMBER OF SERIES B PREFERRED STOCK)
                                  (26817Q 40 7)
                   (CUSIP NUMBER OF SERIES C PREFERRED STOCK)

                  STEPHEN J. BENEDETTI, CHIEF FINANCIAL OFFICER
                               DYNEX CAPITAL, INC.
                            4551 COX ROAD, SUITE 300
                           GLEN ALLEN, VIRGINIA 23060
                                 (804) 217-5800

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON
                              FILING THE STATEMENT)

                                   COPIES TO:
           JAMES WHEATON, ESQUIRE                     SUSAN S. ANCARROW, ESQUIRE
            TROUTMAN SANDERS LLP                         TROUTMAN SANDERS LLP
      222 CENTRAL PARK AVE, SUITE 2000                   1111 E. MAIN STREET
          VIRGINIA BEACH, VA 23462                        RICHMOND, VA 23218
               (757) 687-7719                               (804) 697-1861

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*:                         AMOUNT OF FILING FEE**:
            $55,706,832                                        $4,507


         *CALCULATED SOLELY FOR THE PURPOSE OF DETERMINING THE AMOUNT OF THE FILING FEE. AS OF DECEMBER 31, 2003, DYNEX CAPITAL HAD OUTSTANDING 493,595 SHARES OF SERIES A PREFERRED STOCK, 688,189 SHARES OF SERIES B PREFERRED STOCK AND 684,893 SHARES OF SERIES C PREFERRED STOCK. THE CALCULATION IS BASED ON THE ASSUMPTION THAT ALL OUTSTANDING SHARES OF SERIES A PREFERRED STOCK, SERIES B PREFERRED STOCK AND SERIES C PREFERRED STOCK WILL BE ACQUIRED BY DYNEX CAPITAL IN EITHER THE NOTE OFFER OR THE SERIES D CONVERSION, AND IS BASED ON THE AVERAGE OF THE HIGH AND LOW SALES PRICES OF EACH OF THE SERIES OF PREFERRED STOCK ON JANUARY 5, 2004, BEING $28.50 FOR SERIES A PREFERRED STOCK, $26.37 FOR SERIES B PREFERRED STOCK AND $34.30 FOR SERIES C PREFERRED STOCK, AS REPORTED ON THE NASDAQ NATIONAL MARKET. BASED ON THESE AVERAGES, THE TOTAL TRANSACTION VALUE IS EQUAL TO $55,706,832. BECAUSE THIS IS A TRANSACTION UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THE FEE IS CALCULATED ON THE BASIS OF $80.90 PER MILLION.

**Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid:  Not applicable         Form or Registration No.: Not applicable
Filing Party:  Not applicable                   Filed: Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third-party tender offer subject to Rule14d-1.

          [x] issuer tender offer subject to Rule 13e-4.

          [x] going-private transaction subject to Rule 13e-3.

          [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x]

INTRODUCTION
------------

     This Amendment No. 8 to the combined Issuer Tender Offer Statement on Schedule TO and Rule 13e-3 Transaction Statement (collectively the "Schedule TO/13E-3") relates to:

          (a) The offer (the "Note Offer") by Dynex Capital, Inc., a Virginia corporation ("Dynex Capital") to exchange up to an aggregate of 345,579 shares of its Series A Preferred Stock, 481,819 shares of its Series B Preferred Stock, and 479,512 shares of its Series C Preferred Stock (or, in each case, such lesser number of shares as are properly tendered and not properly withdrawn), for 9.50% Senior Notes due 2007 (the "Senior Notes"), each subject to the terms and conditions of the Offering Circular (as amended from time to time, the "Offering Circular"). Pursuant to Rule 13e-4(f)(1)(ii), the total number of shares purchased in the Note Offer may be increased to 355,450 shares of Series A Preferred Stock, 495,582 shares of Series B Preferred Stock and 493,209 shares of Series C Preferred Stock.

          (b) A proposal to amend the Articles of Incorporation of Dynex Capital to convert all of the shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock after the Notes Offer into shares of a new series of Series D Preferred Stock and Common Stock (the "Series D conversion"), all as described in the Proxy Statement incorporated by reference herein as Exhibit (a)(2)(A) (as amended from time to time, the "Proxy Statement"). The Proxy Statement that describes the Series D conversion was filed by Dynex Capital under separate cover of Schedule 14A but is an integral part of the transaction or series of transactions to which this Schedule TO/13E-3 relates.

         Stockholder approval of the Series D conversion occurred at meetings of the preferred and common stockholders held in April 2004, and the Note Offer expired on May 10, 2004. In the Note Offer, 8,890 shares of Series A, 10,553 shares of Series B, and 8,584 shares of Series C Preferred Stock were tendered for a total of $823,000 in senior notes and cash payments of $23,137.06. All of the remaining shares of Series A, Series B, and Series C Preferred Stock are being automatically converted into Series D Preferred Stock, Common Stock and cash payments in lieu of fractional shares.

         As a consequence of Series D conversion, the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock will no longer remain outstanding, and will no longer be listed for quotation on the Nasdaq National Market. The closing of the transaction is expected to occur prior to the end of May 2004.


ITEM 12.  EXHIBITS

EXHIBIT NUMBER     DESCRIPTION

**(a)(1)(A)        Offering Circular.

**(a)(1)(B)        Letter of Transmittal.

**(a)(1)(C)        Notice of Guaranteed Delivery.

**(a)(1)(D)        Letter  to  Brokers,   Dealers,   Commercial
                   Banks, Trust Companies and Other Nominees.

**(a)(1)(E)        Letter to  Clients  from  Brokers,  Dealers,
                   Commercial Banks,  Trust Companies and Other
                   Nominees.
**(a)(1)(F)        Guidelines  for  Certification  of  Taxpayer
                   Identification  Number  on  Substitute  Form
                   W-9.

(a)(1)(H) Indenture between Dynex and Wachovia Bank, as Trustee, with respect to the 9.50% Senior Notes due 2007. Incorporated by reference from Dynex Capital's Form T-3 filed with the Securities and Exchange Commission on January 28, 2004.

(a)(1)(I)          Form  of  Senior   Note.   Incorporated   by
                   reference  from  Dynex  Capital's  Form  T-3
                   filed  with  the   Securities  and  Exchange
                   Commission on January 28, 2004.

(a)(2)(A) Definitive Proxy Statement. Incorporated by reference from Dynex Capital's amended
                   Schedule 14A filed with the Securities and Exchange Commission on March 29, 2004.

(a)(2)(B)(i)       Series  A   Preferred   Stock   Proxy  Card.
                   Incorporated   by   reference   from   Dynex
                   Capital's amended Schedule 14A filed with the Securities and Exchange Commission on March 29, 2004.

(a)(2)(B)(ii)      Series  B   Preferred   Stock   Proxy  Card.
                   Incorporated   by   reference   from   Dynex
                   Capital's amended Schedule 14A filed with the Securities and Exchange Commission on March 29, 2004.

(a)(2)(B)(iii)     Series  C   Preferred   Stock   Proxy  Card.
                   Incorporated   by   reference   from   Dynex
                   Capital's amended Schedule 14A filed with the Securities and Exchange Commission on March 29, 2004.

(a)(3)             Not applicable.

(a)(4)             Not applicable.

**(a)(5)(i)        Press Release, dated March 29, 2004.

**(a)(5)(ii)       Press Release, dated April 15, 2004.

**(a)(5)(iii)      Press Release, dated April 30, 2004.

**(a)(5)(iv)       Press Release dated May 6, 2004.

*(a)(5)(v)         Press Release dated May 11, 2004.

(b)                Not applicable.

(c)                Not applicable.

(d)                Not applicable.

(e)                Not applicable.

(f)                Not applicable.

(g)                Not applicable.

(h)                Not applicable.

*        Filed herewith
**       Previously filed
***      To be filed by amendment



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         DYNEX CAPITAL, INC.




Dated: May 19, 2004                      By:  /s/ Stephen J. Benedetti
                                              ----------------------------------
                                              Stephen Benedetti
                                              Executive Vice President
                                              Chief Financial Officer

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT NUMBER     DESCRIPTION
--------------     -----------

**(a)(1)(A)        Offering Circular.

**(a)(1)(B)        Letter of Transmittal.

**(a)(1)(C)        Notice of Guaranteed Delivery.

**(a)(1)(D)        Letter  to  Brokers,   Dealers,   Commercial
                   Banks, Trust Companies and Other Nominees.

**(a)(1)(E)        Letter to  Clients  from  Brokers,  Dealers,
                   Commercial Banks,  Trust Companies and Other
                   Nominees.

**(a)(1)(F)        Guidelines  for  Certification  of  Taxpayer
                   Identification  Number  on  Substitute  Form
                   W-9.

(a)(1)(H) Indenture between Dynex and Wachovia Bank, as Trustee, with respect to the 9.50% Senior Notes due 2007. Incorporated by reference from Dynex Capital's Form T-3 filed with the Securities and Exchange Commission on January 28, 2004.

(a)(1)(I)          Form  of  Senior   Note.   Incorporated   by
                   reference  from  Dynex  Capital's  Form  T-3
                   filed  with  the   Securities  and  Exchange
                   Commission on January 28, 2004.

(a)(2)(A) Definitive Proxy Statement. Incorporated by reference from Dynex Capital's amended
                   Schedule 14A filed with the Securities and Exchange Commission on March 29, 2004.

(a)(2)(B)(i)       Series  A   Preferred   Stock   Proxy  Card.
                   Incorporated   by   reference   from   Dynex
                   Capital's amended Schedule 14A filed with the Securities and Exchange Commission on March 29, 2004.

(a)(2)(B)(ii)      Series  B   Preferred   Stock   Proxy  Card.
                   Incorporated   by   reference   from   Dynex
                   Capital's amended Schedule 14A filed with the Securities and Exchange Commission on March 29, 2004.

(a)(2)(B)(iii)     Series  C   Preferred   Stock   Proxy  Card.
                   Incorporated   by   reference   from   Dynex
                   Capital's amended Schedule 14A filed with the Securities and Exchange Commission on March 29, 2004.

(a)(3)             Not applicable.

(a)(4)             Not applicable.

**(a)(5)(i)        Press Release, dated March 29, 2004.

**(a)(5)(ii)       Press Release, dated April 15, 2004.

**(a)(5)(iii)      Press Release, dated April 30, 2004.

**(a)(5)(iv)       Press Release dated May 6, 2004.

*(a)(5)(v)         Press Release dated May 11, 2004.

(b)                Not applicable.

(c)                Not applicable.

(d)                Not applicable.

(e)                Not applicable.

(f)                Not applicable.

(g)                Not applicable.

(h)                Not applicable.

*        Filed herewith
**       Previously filed
***      To be filed by amendment